SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  7 )*

Interleukin Genetics, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

458738101

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458738101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen A. Garofalo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 2,368,500
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 864,967
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 2,368,500
WITH	8	SHARED DISPOSITIVE POWER 864,967
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,467
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.89%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 458738101	13G	Page 3 of 6 Pages

Item 1.

(a)

Name of Issuer

Interleukin Genetics, Inc.

(b)

Address of Issuer’s Principal Executive Offices

135 Beaver Street

Waltham, MA  02452

Item 2.

(a)

Name of Person Filing

Stephen A. Garofalo (the “Reporting Person”)

(b)

Address of Principal Business Office or, if none, Residence

6 Teal Court

New City, New York  10956-3156

(c)

Citizenship

United States

(d)

Title of Class of Securities

Common Stock, $.001 par value per share (the “Common Stock”)

(e)

CUSIP Number

458738101

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  NOT APPLICABLE.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 458738101

13G

Page 4 of 6 Pages

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of the date of this filing: The Reporting Person beneficially owns 3, 233,467 shares of the Common Stock of the Issuer as follows, (i) 2,368,500 of these shares are owned directly by the Reporting Person; (ii) 50,000 of these shares are owned by the Reporting Person’s spouse; and (iii) 814,967 of these shares are owned by First Global Technology Corp. (“First Global”). The Reporting Person is the controlling stockholder of First Global and, as such, has the power to vote and dispose of those shares of Common Stock owned by First Global.

(b)

Percent of class: Taking into consideration that 27,201,000 shares are issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006 for the quarterly period ended September 30, 2006.

11.89%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote – 2,368,500

(ii)

Shared power to vote or to direct the vote – 864,967

(iii)

Sole power to dispose or to direct the disposition of – 2,368,500

(iv)

Shared power to dispose or to direct the disposition of – 864,967

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 458738101	13G	Page 5 of 6 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 458738101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2007

By:	/s/ STEPHEN A. GAROFALO
Stephen A. Garofalo